Results of Special Meeting of Shareholders of the Funds (Unaudited)

     At a Special Meeting of Shareholders of the State Street Research Tax-Exempt Fund ("SSR Fund") held on February 25, 2003, shareholders approved the following proposals:

       To approve an agreement and plan of reorganization between the State Street Research Tax-Exempt Trust, on behalf of the SSR Fund, and Strong Income Funds, Inc. on behalf of the Strong Advisor Municipal Bond Fund ("Strong Fund"), whereby the Strong Fund would acquire the stated assets and liabilities of the SSR Fund in exchange for the Strong Fund's shares, which would be distributed by the SSR Fund to the holders of its shares in complete liquidation of the SSR Fund.

                                           For         Against        Abstain

     Strong Advisor Municipal Bond Fund 15,638,636    1,344,147      1,233,332